FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2024

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated September 5, 2024

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 27 August 2024 (official registry number 2371) (the “Buy-back Commencement Communication”), relating to the buyback programme of own shares (the “Buy-back Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 27 August and 4 September 2024 (both inclusive).

The cash amount of the shares purchased to 4 September 2024 as a result of the execution of the Buy-back Programme amounts to 177,374,993 Euros, which represents approximately 11.6% of the maximum investment amount of the Buy-back Programme. The programme was announced together with its other characteristics through the Buy-back Commencement Communication.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
27/08/2024	SAN	Purchase	XMAD	5,099,799	4.4279
27/08/2024	SAN	Purchase	CEUX	701,105	4.4402
27/08/2024	SAN	Purchase	TQEX	153,499	4.4430
27/08/2024	SAN	Purchase	AQEU	545,597	4.4392
28/08/2024	SAN	Purchase	XMAD	4,099,215	4.4635
28/08/2024	SAN	Purchase	CEUX	1,474,217	4.4654
28/08/2024	SAN	Purchase	TQEX	300,907	4.4672
28/08/2024	SAN	Purchase	AQEU	625,661	4.4630
29/08/2024	SAN	Purchase	XMAD	4,598,664	4.5094
29/08/2024	SAN	Purchase	CEUX	1,180,133	4.5089
29/08/2024	SAN	Purchase	TQEX	215,199	4.5097
29/08/2024	SAN	Purchase	AQEU	506,004	4.5112
30/08/2024	SAN	Purchase	XMAD	3,599,672	4.5004
30/08/2024	SAN	Purchase	CEUX	890,495	4.4988
30/08/2024	SAN	Purchase	TQEX	132,692	4.5003
30/08/2024	SAN	Purchase	AQEU	377,141	4.4988
02/09/2024	SAN	Purchase	XMAD	3,898,828	4.4820
02/09/2024	SAN	Purchase	CEUX	556,983	4.4689
02/09/2024	SAN	Purchase	TQEX	102,569	4.4713
02/09/2024	SAN	Purchase	AQEU	241,620	4.4720
03/09/2024	SAN	Purchase	XMAD	4,299,968	4.4297
03/09/2024	SAN	Purchase	CEUX	1,915,126	4.4075
03/09/2024	SAN	Purchase	TQEX	266,755	4.4154
03/09/2024	SAN	Purchase	AQEU	518,151	4.4237
04/09/2024	SAN	Purchase	XMAD	2,109,228	4.3535
04/09/2024	SAN	Purchase	CEUX	751,502	4.3480
04/09/2024	SAN	Purchase	TQEX	236,627	4.3699
04/09/2024	SAN	Purchase	AQEU	412,643	4.3691
			TOTAL	39,810,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 5 September 2024

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 27/08/2024 and 04/09/2024 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-27-agosto-a-04-sep-2024.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	September 5, 2024	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance